HERNÁNDEZ BARBOSA CUEVAS & HUERGA
ABOGADOS

FERNANDO HERNÁNDEZ GÓMEZ
RICARDO BARBOSA ASCENCIO
AGUSTIN CUEVAS DE ALBA
GERARDO ALEJANDRO HUERGA FERNÁNDEZ

MAR BÁLTICO NO. 2237, 4° PISO
COLONIA COUNTRY CLUB
GUADALAJARA, JALISCO, MÉXICO 44637
TEL. (33) [redacted]
fher[redacted]
www.[redacted]

CONSULEGIS
MEMBER OF CONSULEGIS, AN INTERNATIONAL ASSOCIATION OF LAW FIRMS.

06014006

May 29th, 2006.

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Filing Desk/
Office of International corporate Finance

Re: Hilasal Mexicana, S.A. de C.V.- Information Furnished Pursuant to Rule 12g3-2(b) - **File 82-4743**

On behalf of Hilasal Mexicana, S.A. de C.V. (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed for filing is an English version of the Company's non consolidated financial statements of (i) the first quarter report for 2006 (year ending December 31, 2006), which were filed before the "Bolsa Mexicana de Valores" (the Mexican Stock Exchange) pursuant to its rules governing listed companies y Mexico.

This information is being furnished with the understanding that such information will not be deemed "filed" with the Securities an Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (5233) 38171731 should you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Fernando Hernandez, Esq.

First Quarter Report for 2006

Commentaries of the Quarter
Values US Legal Currency

The sales in the national market increased 4.4%
The domestic market presents the higher sales of the last 4 quarters.
The export sales grows 43.3%
The strategy implemented to reduce the inventories resulted in a decrease of 15.6%

The financial debt reduced by 6.1%
During the last 12 months de liabilities have been reduced 20.9% showing the lowest level of the last 8 years.

Resulted Balance 1Q06 vs 1Q05 (January-March)

The total sales increased 11.8% in volume, 13.9% in dollars and 4.4% in pesos.

The export sales increased 38.5% in volume, 57.1% in dollars and 43.3% in pesos. This increase derives from the incorporation of new towel program for homes with the participation of one of the largest commercial chains in United States of America.

The operational profit represents 5.8% of the total sales comparing it to 9.1% of the 1Q05.

Integral Cost of Financing
The integral cost of financing was $5.6 million pesos during 1Q06 comparing to the $1.9 million pesos during 1Q06. The change derives principally from the exchange parity.

Other Financial Operations
This item mainly reflects expenses incurred by the unused portion of the installed capacity of the production plant.

Net Profit
The results of the quarter reflect loss of 1.3 million pesos, affected principally from the exchange parity. The net profit grew 8.6% been $12.1 million pesos which represents 3.2% of the sales comparing 2.8% of 2005.

Last 12 months results 2006 vs 2005 (April - March)
The total amount of sales decreased 3.7% in volume, 5.9% in pesos, increasing in dollars 3.6%.

The national sales increased 14.2% in volume, 13.3% in dollars and 3.2% in pesos.
The export sales decreased 24.8 in volume, 11.9% in dollars and 20.4% in pesos.

Taxes, PTU and D-4.
Herein it is registered the ISR and PTU provisions. During 2004 period, it was recognized by the tax differed the favorable effect as per the decrease of the ISR rate for the 2005.

General Issues.

During the first Quarter of 2006 the company received new equipments as well the modification and up date of other equipment which shall reflect the flexibility of the service provided to our clients.

The renovation of the Prestige line of the towel considering that such line is the towel with more volume.

For the vacation period there is a new line of citric colors.

The company executed the annual shareholders meeting on march 23 with 94.3% of the outstanding capital represented, in which the shareholders resolved to ratify the members of the Board of Directors, the members of the Executive Board and the Audit Comitee.

During the Market Week in New York the company presented a new concept of towel call Soft-Spun compose with a mixture og 65% of Egypt cotton and 35% of natural Bamboo Fiber.

Hilasal

MEXICANA, S.A DE C.V.

First Quarter Report 2006

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2006 AND 2005 NOT CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s01	TOTAL ASSETS	576,255	100	642,117	100
s02	CURRENT ASSETS	194,928	34	228,559	36
s03	CASH AND SHORT-TERM INVESTMENTS	2,422	0	14,882	2
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	89,484	16	92,539	14
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	9,490	2	10,276	2
s06	INVENTORIES	93,532	16	110,862	17
s07	OTHER CURRENT ASSETS	0	0	0	0
s08	LONG-TERM	0	0	0	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
s11	OTHER INVESTMENTS	0	0	0	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	369,355	64	405,568	63
s13	LAND AND BUILDINGS	171,742	30	171,190	27
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	553,548	96	615,978	96
s15	OTHER EQUIPMENT	99,313	17	98,272	15
s16	ACCUMULATED DEPRECIATION	461,311	80	492,628	77
s17	CONSTRUCTION IN PROGRESS	6,063	1	12,756	2
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,972	2	7,990	1
s19	OTHER ASSETS	0	0	0	0
s20	TOTAL LIABILITIES	288,996	100	337,583	100
s21	CURRENT LIABILITIES	80,576	28	88,104	26
s22	SUPPLIERS	32,916	11	22,466	7
s23	BANK LOANS	28,063	10	48,511	14
s24	STOCK MARKET LOANS	0	0	0	0
s25	TAXES PAYABLE	11,814	4	12,024	4
s26	OTHER CURRENT LIABILITIES	7,783	3	5,103	2
s27	LONG-TERM LIABILITIES	144,958	50	177,138	52
s28	BANK LOANS	144,958	50	177,138	52
s29	STOCK MARKET LOANS	0	0	0	0
s30	OTHER LOANS	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	63,462	22	72,341	21
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	287,259	100	304,534	100
s36	CONTRIBUTED CAPITAL	233,019	81	233,019	77
s79	CAPITAL STOCK	185,283	65	185,283	61
s39	PREMIUM ON ISSUANCE OF SHARES	47,736	17	47,736	16
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	54,241	19	71,515	23
s42	RETAINED EARNINGS AND CAPITAL RESERVES	342,859	119	327,607	108
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(288,618)	(100)	(256,092)	(84)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	2,422	100	14,882	100
s46	CASH	1,833	76	3,178	21
s47	SHORT-TERM INVESTMENTS	589	24	11,704	79
s07	OTHER CURRENT ASSETS	0	0	0	0
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	0	0	0	0
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	11,972	100	7,990	100
s48	DEFERRED EXPENSES (NET)	11,972	100	7,990	100
s49	GOODWILL	0	0	0	0
s51	OTHER	0	0	0	0
s19	OTHER ASSETS	0	0	0	0
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	0	0	0	0
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	0	0	0	0
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	0	0	0	0
s21	CURRENT LIABILITIES	80,576	100	88,104	100
s52	FOREIGN CURRENCY LIABILITIES	39,762	49	58,604	67
s53	MEXICAN PESOS LIABILITIES	40,814	51	29,500	33
s26	OTHER CURRENT LIABILITIES	7,783	100	5,103	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s89	INTEREST LIABILITIES	601	8	621	12
s68	PROVISIONS	2,726	35	2,818	55
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	4,456	57	1,664	33
s27	LONG-TERM LIABILITIES	144,958	100	177,138	100
s59	FOREIGN CURRENCY LIABILITIES	144,003	99	172,198	97
s60	MEXICAN PESOS LIABILITIES	955	1	4,940	3
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES	63,462	100	72,341	100
s66	DEFERRED TAXES	62,636	99	71,694	99
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	826	1	647	1
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	185,283	100	185,283	100
s37	CAPITAL STOCK (NOMINAL)	48,417	26	48,417	26
s38	RESTATEMENT OF CAPITAL STOCK	136,866	74	136,866	74

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	342,859	100	327,607	100
s93	LEGAL RESERVE	22,627	7	20,545	6
s43	RESERVE FOR REPURCHASE OF SHARES	8,380	2	8,325	3
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	313,156	91	295,167	90
s45	NET INCOME FOR THE YEAR	(1,304)	0	3,570	1
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(288,618)	100	(256,092)	100
s70	ACCUMULATED MONETARY RESULT	(127,978)	44	(125,689)	49
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(93,389)	32	(65,370)	26
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(67,251)	23	(65,033)	25
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
s72	WORKING CAPITAL	114,352	140,455
s73	PENSIONS AND SENIORITY PREMIUMS	888	647
s74	EXECUTIVES (*)	10	10
s75	EMPLOYEES (*)	250	236
s76	WORKERS (*)	595	438
s77	OUTSTANDING SHARES (*)	130,344,546	130,290,546
s78	REPURCHASED SHARES (*)	9,095,454	9,149,454
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL   QUARTER: 1   YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	96,638	100	92,563	100
r02	COST OF SALES	74,092	77	68,572	74
r03	GROSS PROFIT	22,546	23	23,991	26
r04	OPERATING EXPENSES	16,916	18	15,585	17
r05	OPERATING INCOME	5,630	6	8,406	9
r06	INTEGRAL FINANCING COST	5,600	6	1,903	2
r07	INCOME AFTER INTEGRAL FINANCING COST	30	0	6,503	7
r08	OTHER EXPENSE AND INCOME (NET)	1,893	2	1,808	2
r44	SPECIAL ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(1,863)	(2)	4,695	5
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(559)	(1)	1,125	1
r11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(1,304)	(1)	3,570	4
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
r13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(1,304)	(1)	3,570	4
r14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
r15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(1,304)	(1)	3,570	4
r16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
r17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
r18	NET CONSOLIDATED INCOME	(1,304)	(1)	3,570	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	96,638	100	92,563	100
r21	DOMESTIC	67,848	70	72,478	78
r22	FOREIGN	28,790	30	20,085	22
r23	TRANSLATED INTO DOLLARS (***)	2,715	3	1,728	2
r06	INTEGRAL FINANCING COST	5,600	100	1,903	100
r24	INTEREST EXPENSE	3,550	63	2,941	155
r42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	22	0	58	3
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,002	54	208	11
r28	RESULT FROM MONETARY POSITION	(930)	(17)	(1,188)	(62)
r10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(559)	100	1,125	100
r32	INCOME TAX	0	0	0	0
r33	DEFERRED INCOME TAX	(559)	100	646	57
r34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	479	43

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
r36	TOTAL SALES	104,456	102,477
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	378,919	402,829
r39	OPERATING INCOME (**)	27,515	30,226
r41	NET CONSOLIDATED INCOME (**)	12,131	11,172
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	6,732	6,773

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	96,638	100	92,563	100
rt02	COST OF SALES	74,092	77	68,572	74
rt03	GROSS PROFIT	22,546	23	23,991	26
rt04	OPERATING EXPENSES	16,916	18	15,585	17
rt05	OPERATING INCOME	5,630	6	8,406	9
rt06	INTEGRAL FINANCING COST	5,600	6	1,903	2
rt07	INCOME AFTER INTEGRAL FINANCING COST	30	0	6,503	7
rt08	OTHER EXPENSE AND INCOME (NET)	1,893	2	1,808	2
rt44	SPECIAL ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(1,863)	(2)	4,695	5
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(559)	(1)	1,125	1
rt11	NET INCOME AFTER TAXES AND EMPLOYEES' PROFIT SHARING	(1,304)	(1)	3,570	4
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0
rt13	CONSOLIDATED NET INCOME OF CONTINUING OPERATIONS	(1,304)	(1)	3,570	4
rt14	INCOME FROM DISCONTINUED OPERATIONS	0	0	0	0
rt15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	(1,304)	(1)	3,570	4
rt16	EXTRAORDINARY ITEMS, NET EXPENSE (INCOME)	0	0	0	0
rt17	CUMULATIVE EFFECT FROM ACCOUNTING CHANGE, NET	0	0	0	0
rt18	NET CONSOLIDATED INCOME	(1,304)	(1)	3,570	4

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

HILASAL MEXICANA S.A. DE C.V.

BREAKDOWN OF MAIN CONCEPTS

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	96,638	100	92,563	100
rt21	DOMESTIC	67,848	70	72,478	78
rt22	FOREIGN	28,790	30	20,085	22
rt23	TRANSLATED INTO DOLLARS (***)	2,715	3	1,728	2
rt06	INTEGRAL FINANCING COST	5,600	100	1,903	100
rt24	INTEREST EXPENSE	3,550	63	2,941	155
rt42	LOSS (GAIN) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	22	0	58	3
rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0
rt25	FOREIGN EXCHANGE LOSS (GAIN) (NET)	3,002	54	208	11
rt28	RESULT FROM MONETARY POSITION	(930)	(17)	(1,188)	(62)
rt10	PROVISIONS FOR INCOME TAXES AND EMPLOYEES' PROFIT SHARING	(559)	100	1,125	100
rt32	INCOME TAX	0	0	0	0
rt33	DEFERRED INCOME TAX	(559)	100	646	57
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	0	0	0	0
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	479	43

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	6,732	6,773

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY THE 1st TO MARCH 31 OF 2006 AND 2005

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c01	CONSOLIDATED NET INCOME	(1,304)	3,570
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	5,744	5,650
c03	RESOURCES FROM NET INCOME FOR THE YEAR	4,440	9,220
c04	RESOURCES PROVIDED OR USED IN OPERATION	11,394	16,228
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	15,834	25,448
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(9,710)	(5,272)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,954)	(11,158)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(14,664)	(16,430)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(5,744)	(1,647)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(4,574)	7,371
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	6,996	7,511
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	2,422	14,882

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR
		Amount	Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	5,744	5,650
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,732	6,773
c41	+ (-) OTHER ITEMS	(988)	(1,123)
c04	RESOURCES PROVIDED OR USED IN OPERATION	11,394	16,228
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	13,672	(15,787)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	2,705	27,645
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(5,440)	(788)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	2,590	6,272
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(2,133)	(1,114)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(9,710)	(5,272)
c23	+ BANK FINANCING	(9,710)	(5,272)
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,954)	(11,158)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(4,948)	(11,162)
c31	(-) DIVIDENDS PAID	0	0
c32	+ PREMIUM ON ISSUANCE OF SHARES	(6)	4
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(5,744)	(1,647)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT	0	0
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(8,935)	(2,906)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	3,191	1,259
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

DATA PER SHARE

NOT CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR			PREVIOUS YEAR		
		AMOUNT			AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.09		$	0.08	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	CONTINUING OPERATING PROFIT PER COMMON SHARE (**)	$	0.00		$	0.00	
d05	EFFECT OF DISCONTINUED OPERATIONS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d06	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d07	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUING OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	0.00		$	2.34	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	acciones		0.00	acciones
d11	MARKET PRICE TO CARRYING VALUE		0.43	veces		0.44	veces
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE		10.26	veces		12.06	veces
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	veces		0.00	veces

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

RATIOS

NOT CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	(1.34)	%	3.85	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	4.22	%	3.66	%
p03	NET INCOME TO TOTAL ASSETS (**)	2.10	%	1.73	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	(71.31)	%	33.27	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.65	veces	0.62	veces
p07	NET SALES TO FIXED ASSETS (**)	1.02	veces	0.99	veces
p08	INVENTORIES TURNOVER (**)	3.06	veces	3.86	veces
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	72.46	dias	78.24	dias
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.87	%	6.61	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	50.15	%	52.57	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	1.00	veces	1.10	veces
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	63.58	%	68.36	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	39.24	%	43.67	%
p15	OPERATING INCOME TO INTEREST PAID	1.58	veces	2.85	veces
p16	NET SALES TO TOTAL LIABILITIES (**)	1.31	veces	1.19	veces
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	2.41	veces	2.59	veces
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.25	veces	1.33	veces
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.67	veces	0.67	veces
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	3.00	%	16.89	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	4.59	%	9.96	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	11.79	%	17.53	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	4.46	veces	8.65	veces
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	66.21	%	32.08	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	33.78	%	67.91	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	155.55	%	176.44	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

Reporte al Primer Trimestre del 2006

Comentarios del Trimestre
Valores en término de dólares

Las ventas totales se incrementan 4.4%.
El mercado doméstico presenta la venta más alta de los últimos 4 trimestres.
La venta exportación crece 43.3%.
La estrategia de reducción de inventarios permitió una disminución del 15.6%.
La deuda financiera disminuyó en el trimestre 6.1%.
En los últimos doce meses la deuda se ha reducido 20.9% presentando el nivel más bajo de los últimos 8 años.

Estado de Resultados 1T06 vs 1T05 (enero - marzo)

Las ventas totales crecieron 11.8% en volumen, 13.9% en dólares y 4.4% en pesos.

Los $67.8 millones de venta en el mercado doméstico durante el primer trimestre del 2006 supera la venta de los 3 trimestres previos. Comparando con el 1T-2005, se presenta un nivel de ventas menor por la venta extraordinaria de productos promocionales de dicho periodo.

Las ventas en exportación se incrementan 38.5% en volumen, 57.1% en dólares y 43.3% en pesos. Este crecimiento responde a la incorporación, en el cuarto trimestre del 2005, de nuevos programas de toalla para el hogar con una de las principales cadenas comerciales de Estados Unidos.

La mayor participación de venta de exportación incide para ubicar el margen bruto en 23.3%, respecto del 25.9% en el mismo periodo de 2005.

Los gastos de operación aumentan al pasar del 16.8% al 17.5% con respecto a ventas. Los gastos de venta representan el 9.4% con respecto a ventas, superior al 8.3% del 2005 originado por gastos adicionales en los nuevos programas de exportación. Se continúa con la política de control estricto en gastos de administración mismos que disminuyen 0.7% y representan el 8.1% de la venta, mejorando el 8.5% del 1T-05.

La utilidad operativa representa el 5.8% de la venta en comparación del 9.1% al 1T05.

La UAFIDA se ubicó en 12.8% sobre ventas en comparación de 16.4% al 1T05.

Costo Integral de Financiamiento

El costo integral de financiamiento fue de $5.6 millones de pesos durante el 1T06 en comparación a $1.9 millones de pesos en el 1T05. El cambio se encuentra principalmente en el renglón de paridad cambiaria.

Los intereses pagados aumentaron 32.1% en dólares o 20.7% en pesos por incremento de 1.11 puntos porcentuales en la tasa. Los intereses netos con respecto a ventas representan el 3.6% en este trimestre en comparación del 3.1% del 1T05. La tasa anual promedio de préstamos fue de 5.78% en dólares.

La paridad cambiaria al 1T06 resultó en $3.0 millones de pesos comparada con $0.2

millones de pesos al 1T05.

El Repomo al 1T06 fue de ($0.9) millones de pesos en comparación con ($1.1) millones de pesos al 1T05.

Otras Operaciones Financieras

En este rubro se registraron los gastos de capacidad instalada no considerada en el costo estándar.

Impuestos, PTU y D-4

Se reconoce el impuesto diferido derivado del ISR y PTU.

Utilidad Neta

Los resultados del trimestre presentan pérdida de 1.3 millones de pesos, afectados principalmente por el efecto cambiario.

Resultados Últimos Doce Meses 2006 vs 2005 (abril - marzo)

Las ventas totales disminuyeron 3.7% en volumen y 5.9% en pesos, incrementando en dólares 3.6%.

Las ventas nacionales aumentaron 14.2% en volumen, 13.3% en dólares y 3.2% en pesos.

Las exportaciones disminuyeron 24.8% en volumen, 11.9% en término de dólares y 20.4% en pesos. Tal como lo muestran los resultados del primer trimestre, la incorporación de nuevos programas de exportación a partir del IV trimestre del 2005 permitirán tener un crecimiento en la facturación en el 2006.

El margen bruto disminuye al pasar del 24.9% al 24.5%.

Los gastos de operación pasaron del 17.4% al 17.3% sobre ventas. Los gastos de venta disminuyeron en términos reales 6.2% y los gastos de administración disminuyeron 7.1% en términos reales.

El margen de operación disminuyó al pasar de 7.5% al 7.3%.

La UAFIDA representó el 14.2% con respecto a ventas, en comparación del 19.9% del 2005.

Costo Integral de Financiamiento

El costo integral de financiamiento a marzo del 2006 representó $3.7 millones pesos en comparación de $5.9 millones de pesos a marzo del 2005.

Los intereses pagados se incrementan 15.5% al pasar de $11.7 a $13.6 millones de pesos. En término de dólares aumentaron de $0.9 millones a $1.2 millones. Los intereses netos en

su relación a ventas representan el 3.5% en el 2006 en comparación a 2.9% del 2005.

La cobertura UAFIDA a intereses pagados fue de 3.9 veces.

La paridad cambiaria representó ($5.4) favorables en el 2006 comparado con $2.0 millones al 2005.

El Repomo a marzo de 2006 fue de ($4.1) millones de pesos, comparado con ($7.6) millones de pesos a marzo 2005.

Otras Operaciones Financieras

Este rubro refleja principalmente gastos por capacidad instalada no utilizada no incluidos en el costo estándar e indemnizaciones extraordinarias de personal por la reestructura implementada en el 2004.

Impuestos, PTU y D-4

En este rubro se registran las provisiones de ISR y PTU. En el ejercicio 2004 se reconoció en el impuesto diferido el efecto favorable por la disminución de tasa de ISR efectiva para 2005 en adelante.

Utilidad Neta

La utilidad neta crece 8.6% siendo $12.1 millones de pesos que representa el 3.2% de la venta en comparación al 2.8% del 2005.

Balance al 31 de marzo 2006 vs 31 de marzo 2005.

De marzo del 2005 a marzo del 2006 el peso se apreció 2.9% con respecto al dólar y la inflación fue del 3.4%. Estos efectos generan variación al comparar las cifras en términos de pesos y dólares.

Los activos totales disminuyeron 10.3% y 4.3% en dólares. La cartera se reduce 3.3% en pesos e incrementa en dólares 3.1%. Los inventarios disminuyeron 15.6% en pesos y 10.1% en dólares. El activo fijo disminuyó 8.9% en pesos y 2.9% en dólares. Los recursos generados por la reducción en el capital de trabajo fueron aplicados al pago de deuda.

El pasivo total disminuyó 14.4% en pesos y 8.7% en dólares. La deuda con costo se reduce 18.3% para ubicarse en US$ 15.8 millones, su nivel más bajo en los últimos ocho años, fortaleciendo la posición financiera de la empresa la cual tiene una relación de Pasivo con Costo a Capital de 60.2%.

El capital contable pasó de $304.5 a $287.2 millones. La cuenta de insuficiencia en la actualización del capital se incrementó $30.3 millones de pesos.

Asuntos Generales

Durante el primer trimestre del 2006 se recibieron y pusieron en marcha equipos de teñ

idos, así como la modificación y actualización de algunos equipos vigentes que aumentarán la flexibilidad y servicio a nuestros clientes. Este equipo se contrató durante el tercer trimestre del 2005 y representa una inversión de $400 mil dólares.

En el trimestre se terminaron los trabajos de perforación del pozo tres obteniendo excelentes resultados de disponibilidad de agua.

Se contrataron coberturas cambiarias sobre los vencimientos de capital para el mes de Junio del 2006.

Se renovó la línea Prestige, siendo esta la toalla genérica de mayor volumen.

Para la temporada de vacacional se hizo el lanzamiento de líneas con colores Cítricos.

Se realizó Asamblea General Ordinaria de Accionistas el 23 de marzo con la representación del 94.3% de acciones, habiéndose aprobado los resultados del ejercicio 2005, ratificándose al Consejo de Administración, a los miembros del Comité Ejecutivo, al Comité de Auditoria, al Despacho Gossler S.C. como auditores externos y al C.P. Alfredo Varela Tostado como Comisario.

El Gobierno Mexicano ratificó por un periodo de 5 años más, la imposición de un impuesto compensatorio de 379% sobre la fracción arancelaria correspondiente a toallas procedentes de la República Popular China.

Durante el Market Week celebrado en Nueva York durante la última semana de Marzo, Hilasal presentó un Nuevo concepto de toalla llamado Soft-Spun Classics compuesta por una mezcla 65% algodón egipcio y 35% de fibra natural de Bambú, siendo un producto no existente en el mercado, de mayor absorbencia, amigable al medio ambiente y con propiedades anti-bacteriales.
El índice de bursatilidad de la empresa pasó de la posición 111 en diciembre a la posición 112 a marzo del 2006.

NOTA 1 PRINCIPALES POLÍTICAS CONTABLES Y FINANCIERAS

1.1 Bases para la determinación de las cifras
Los estados financieros que se acompañan, fueron formulados sobre la base de las disposiciones del Boletín B-10 y sus cinco documentos, emitidos por el Instituto Mexicano de Contadores Públicos A.C., en consecuencia sus cifras están expresadas en pesos del mismo poder adquisitivo de la fecha de cierre del trimestre que nos ocupa. La actualización de las cifras se desarrolló bajo los métodos de costos específicos y el de ajuste en el nivel general de precios, aplicando los índices nacionales de precios al consumidor proporcionados por el Banco de México.
Los efectos inflacionarios incorporados están en los siguientes rubros:

- Inventarios y costo de ventas
- Inmuebles, maquinaria y equipo (netos)
- Capital contable
- Exceso o insuficiencia en la actualización del capital
- Resultado por posición monetaria

1.1.1 Valuación de inversiones temporales
Están valuadas al costo de adquisición mas sus rendimientos (valor de mercado) y corresponden a inversiones a corto plazo.

1.1.2 Valuación de derechos y obligaciones en moneda extranjera
Las operaciones realizadas en moneda extranjera se registran en moneda nacional a los tipos de cambio vigente al cierre de cada periodo. Forman parte del costo integral de financiamiento, las diferencias en el tipo de cambio entre las fechas de realización y las de valuación al cierre.

1.1.3 Valuación de inventarios
Los inventarios de materia prima y producto terminado se valuaron al costo promedio de adquisición y al costo promedio de producción, respectivamente, siendo estos similares a los valores de reposición al reconocer el efecto de la paridad cambiaria de la moneda a la fecha de cierre, por aquellos productos cuya cotización en el mercado es en dólares americanos o convertibles a dicha moneda.

El costo de ventas es determinado por el sistema de costeo absorbente sobre la base de costos históricos, actualizados al valor de reposición.

1.1.4 Valuación de inmuebles, Maquinaria y Equipo.
Son registrados a su costo de adquisición y se actualizan a su valor neto de reposición mediante avalúo practicado por perito independiente.

1.1.5 Determinación de la Depreciación
Es calculada bajo el método de línea recta en función de la vida útil determinada por los valuadores y traducida a dólares americanos al inicio del ejercicio para reconocer en resultados las variaciones en el tipo de cambio, esto es para efectos financieros. Para efectos fiscales se utilizan tasas de la Ley del Impuesto sobre la Renta.

NOTA 2 INMUEBLES, PLANTA Y EQUIPO

Los activos se registran a su costo de adquisición de conformidad a lo señalado por el Boletín B-10 5to documento de adecuaciones, el cual señala que para la actualización del mismo, se apliquen factores derivados del INPC y el tipo de cambio correspondiente al

cierre del ejercicio para los activos de procedencia extranjera.

En aplicación del Boletín C-15 de principios de contabilidad emitido por el Instituto Mexicano de Contadores Públicos, Deterioro en el valor de los activos de larga duración y su disposición, llevó a cabo una apreciación de los activos referidos con base a un estudio que determina su valor de uso, sin encontrar signos de deterioro que indicaran que fuera necesario ajustar dichos activos porque estuvieran valuados a importes mayores que su precio neto de venta y su valor de uso.

Como parte integrante de este proceso, se llevó a cabo un estudio de la vida útil remanente de la maquinaria y equipo, tomando como base, entre otros elementos, el tipo de industria, la tecnología y las condiciones de mantenimiento, concluyendo que la empresa tiene en uso activos cuya vida productiva ha sido superior a los 10 años y que aún con precios de realización de activos por otras empresas del sector, que a nivel internacional están en proceso de liquidación, la vida útil de estos activos desde su fecha de adquisición, es superior a los plazos que Hilasal Mexicana actualmente estima de 10 años, como base para la determinación de la depreciación de su maquinaria y equipo.

En virtud de que el estudio demuestra que la vida estimada remanente de los activos de larga duración es superior a la vida asignada actualmente, la administración ha decidido incrementar, a partir del ejercicio 2005, la vida útil estimada de estos activos pasando de 10 a 15 años.

La empresa se mantendrá revisando continuamente el valor de uso y estimado de vida útil de sus activos fijos, apegada a principios de contabilidad generalmente aceptados en México

La ampliación de vidas útiles remanentes ha sido analizada, discutida y autorizada por la administración de Hilasal Mexicana, por su Comité de Auditoria y por el contador público independiente responsable de auditar los estados financieros de la empresa.

NOTA 3 CRÉDITOS BURSÁTILES

NO APLICA

NOTA 4 PASIVO CONTINGENTE

Laboral.- En caso de despido injustificado de sus trabajadores la empresa deberá pagar compensaciones acumuladas basadas en su antigüedad

NOTA 5 CAPITAL CONTABLE

5.1 El capital contable al 31 de Marzo de 2006 se integra como sigue:

Capital social.- representado por acciones sin expresión de valor nominal

Acciones serie A	$	48,417
Actualización	$	136,866

Prima en colocación acciones	$ 47,736
Resultados acumulados	$ 268,531
Reserva para recompra de acciones	$ 8,380
Exceso o insuficiencia	$ (-221,367)
Resultado del ejercicio	$ -1,304
TOTAL CAPITAL CONTABLE	$ 287,259

NOTA 6 RESERVA PARA RECOMPRA DE ACCIONES

Al 31 de Marzo de 2006 el monto autorizado es de $ 27,881 de los cuales se han utilizado a esa fecha $ 19,501

El saldo al 31 de Marzo de 2006 asciende a $ 8, 380

NOTA 7 COSTO INTEGRAL DE FINANCIAMIENTO

Intereses a cargo	$ 3,550
Intereses a favor	$ (22)
Intereses netos	$ 3,528
Efecto por paridad cambiaría	$ 3,002
Resultado por posición monetaria	$ (930)
TOTAL COSTO	$ 5,600

NOTA 8 PARTIDAS EXTRAORDINARIAS

NOTA 9 RESULTADOS NETOS MENSUALES

Mes	Resultado neto	Índice Inicio	Resultado Cierre	Acumulado	neto mes
Dic. 94	1,923	28.605		102.904	
Dic. 95	4,126		43.471		
Dic. 96	32,728	55.514			
Dic. 97	44,008		64.2420		
Dic. 98	56,867		76.195		
Dic. 99	66,053		85.581		
Dic.00	49,670		93.248		
Dic.01	29,335		97.354		

Dic.02	13,993	102.9040
Dic.03	664	106.9960
Dic. 04	7,515	112.5500
Dic. 05	16,859	116.3010
Enero 06	2,762	116.9830
Febr 06	-1,546	117.1620
Mzo 06	-2,520	117.3090

NOTA 10 INFORMACION POR SEGMENTOS

Las ventas de la compañía durante el 1er trimestre del ejercicio 2006,se realizaron en un 70.20 % al mercado nacional y en un 29.80 % al mercado de exportación. Las ventas de exportación fueron realizadas a los Estados Unidos de Norteamérica y Canadá.

NOTA 11

Con apego al Boletín C-3 de Cuentas por Cobrar de PCGA, se adecua la Política que actualiza la Reserva de Incobrabilidad. Con ello, se realizarán aplicaciones a resultados en forma proporcional a los días vencidos. Esta política sustituye el criterio vigente hasta Junio del 2004 consistente en aplicar un porcentaje sobre el saldo de la cartera.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

NOT CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican Pesos)	
				ACQUISITION COST	BOOK VALUE
TOTAL INVESTMENT IN ASSOCIATES				0	0
OTHER PERMANENT INVESTMENTS					0
TOTAL				0	0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL　　QUARTER: 1　　YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits In Foreign Currency (Thousands of $) Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS														
FOREIGN TRADE														
BBVA	24/01/2006	6.77							0	5,991	0	0	0	0
BANCOMEXT	17/03/2007	6.09							0	0	10,894	0	0	0
BANCOMEXT	17/03/2007	6.09							0	0	10,894	0	0	0
BANCOMEXT	17/03/2007	6.11							0	0	10,894	0	0	0
BANCOMEXT	17/03/2007	6.12							0	0	10,894	0	0	0
BANCOMEXT	17/03/2007	6.13							0	0	10,894	0	0	0
SECURED														
		0.00	0	0	0	0	0	0						
GE CAPITAL	01/01/2012	7.04							0	6,802	9,467	9,944	10,444	45,373
GE CAPITAL	01/01/2012	7.04							0	1,077	1,500	1,575	1,654	7,187
GE CAPITAL	01/01/2012	7.04							0	216	301	316	331	1,442
COMMERCIAL BANKS														
BBVA	17/05/2007	9.58	0	3,818	954	0	0	0						
HSBC	19/07/2006	8.83	0	3,350	0	0	0	0						
OTHER														
BANCOMER	12/06/2006	6.54							0	6,809	0	0	0	0
TOTAL BANKS			0	7,168	954	0	0	0	0	20,895	65,738	11,835	12,429	54,002

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET														
LISTED STOCK EXCHANGE														
UNSECURED														
SECURED														
PRIVATE PLACEMENTS														
UNSECURED														
SECURED														
TOTAL STOCK MARKET			0	0	0	0	0	0	0	0	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

NOT CONSOLIDATED

Final Printing

Credit Type / Institution			Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
			Time Interval						Time Interval					
			Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS														
VARIOS		0.00	16,404	0	0	0	0	0						
VARIOS		0.00							16,512	0	0	0	0	0
TOTAL SUPPLIERS			16,404	0	0	0	0	0	16,512	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS														
VARIOS		0.00	2,100	0	0	0	0	0						
VARIOS		0.00							2,356	0	0	0	0	0
TOTAL			18,504	7,168	954	0	0	0	18,868	20,895	65,738	11,835	12,429	54,002

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL
HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	2,173	23,671	180	1,957	25,628
LIABILITIES POSITION	16,830	183,337	39	429	183,766
SHORT-TERM LIABILITIES POSITION	3,611	39,333	39	429	39,762
LONG-TERM LIABILITIES POSITION	13,219	144,004	0	0	144,004
NET BALANCE	(14,657)	(159,666)	141	1,528	(158,138)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

RESULT FROM MONETARY POSITION

NOT CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	125,090	231,800	(106,710)	0.58	(622)
FEBRUARY	112,912	226,814	(113,902)	0.15	(171)
MARCH	112,567	221,549	(108,982)	0.13	(137)
RESTATEMENT				0.00	0
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	0
OTHER				0.00	0
TOTAL					(930)

NOTES

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

NOT CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
PLANTA EL SALTO	PLANTA INDUSTRIAL	650	85.30
OFICINA MEXICO	OFICINAS ADMINISTRATIVAS	0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

MAIN RAW MATERIALS

NOT CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
QUIMICOS	CIBA, DYSTAR			NO	12.68
MATERIALES INDIRECTOS	DIVERSOS			SI	5
		ALGODON	ECOM,CARGIL L, WEIL	NO	46.75

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL QUARTER: 1 YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
TOALLAS	810,837	67,848	55.0	LICENCIAS,	WAL MART,
	0	0	0.0	PRESTIGE, ELITE	COMERCIAL MEXICANA,
	0	0	0.0	ELEGANCE,	CASA LEY, CHEDRAUI
	0	0	0.0	HERITAGE,	CONTROL, COPPEL
	0	0	0.0	ROYAL CROWN,	SAM'S CLUB
	0	0	0.0	BIG ONE, CLASSIC	
	0	0	0.0		
FOREIGN SALES					
TOALLAS	405,735	28,790	0.0	HILASAL Y LAS DE	JC PENNEY,
	0	0	0.0	NUESTROS	MARMAXX, MUSCOGE
	0	0	0.0	CLIENTES	
	0	0	0.0		
TOTAL		96,638			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL | QUARTER: 1 | YEAR: 2006

HILASAL MEXICANA S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

NOT CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
TOALLAS	405,735	28,790	ESTADOS UNIDOS Y	HILASAL Y LAS DE	JC PENNEY,
	0	0	CANADA	NUESTROS CLIENTES	MARMAXX, MUSCOGE
	0	0			
	0	0			
FOREIGN SUBSIDIARIES					

TOTAL	28,790	

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: HILASAL

HILASAL MEXICANA S.A. DE C.V.

QUARTER: 1 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

NOT CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A	0.3470	0	20,160,000	110,184,546	130,344,546	38,640,000	7,000	41,417
TOTAL			20,160,000	110,184,546	130,344,546	38,640,000	7,000	41,417

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 130,344,546

NOTES

NOTES TO FINANCIAL STATEMENTS

NOT CONSOLIDATED

Final Printing

(1) EN ESTE ANEXO SE INCLUYE LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS